EXHIBIT 28.27


December 13, 1996

Julie C. Tyler, MAI
Manager, Real Estate Valuations
United States Fidelity and Guaranty Company
100 Light Street
Baltimore, MD 21202

RE:      Appraisal of St. Andrews Apartments (259 Units)
         11500 Westwood Boulevard, Orlando, Florida
         CBC File No.  96-O247

Dear Ms. Tyler:

At your request and authorization, CB Commercial Real Estate Group, Inc. has prepared an update of our Complete Appraisal report, CBC File Number 95-144, dated December 1, 1995. That report was presented in a self-contained format, and estimated the market value of the fee simple estate in the above-referenced real property, subject to the existing short term leases, at $8,800,000 as of December 1, 1995. It also projected the prospective future market value upon completion of the capital improvements program as of December 1, 1996 at $11,800,000.

The subject property consists of a 259 unit garden apartment complex, and is more fully described, legally and physically, within the enclosed report. The capital improvements program which was recently completed (except for a few "punch list" items) has cured the deferred maintenance problems of rotten masonite siding and damaged roof tiles noted in our last appraisal. This has resulted in the rental income returning to a competitive market position with a resulting increase in value from $8,800,000 in December 1995, to $12,000,000 in December 1996. This is within $200,000 of our projected future value in last year's appraisal. The slight difference is due to improved market conditions and the rents currently being achieved at the subject property. We have assumed that any remaining "punch list" items will be completed by the contractor within the budgeted retainer. Therefore, the purpose of this update appraisal, which is presented as a completed appraisal in a self-contained format, is to estimate the market value of the fee simple interest, subject to the existing short term leases as of December 1, 1996.

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of and inseparable from this letter.

Based on research and analysis contained in this report, it is estimated that the current market value of the fee simple estate interest, subject to the existing short term leases, in the subject property, "as is" on December 1, 1996, was:

                             TWELVE MILLION DOLLARS
                                  ($12,000,000)

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute; and the appropriate regulations and guidelines set forth by United States Fidelity and Guaranty Company, as submitted to us.

It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CB Commercial Real Estate Group, Inc. can be of further service, please do not hesitate to contact us.

Respectfully Submitted,

CB COMMERCIAL REAL ESTATE GROUP, INC.
APPRAISAL SERVICES

by:




-----------------------------             -------------------------------
John S. Galt, MAI, CCIM                   Sam Hines, MAI, SGA
Vice President/Senior Analyst             First Vice President/Regional Manager
St. Cert. Gen. REA RZ0000818              St. Cert. Gen. REA RZ0000126